 [LOGO]

                                                                  August 4, 1998

ATL Ultrasound, Inc.
22100 Bothell Everett Highway
P.O. Box 3003
Bothell, WA 98041-3003

To the Shareholders of ATL Ultrasound, Inc.:

    I am pleased to report that on July 29, 1998, ATL Ultrasound, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Philips Acquisition, Inc., a Washington corporation ("Merger Sub") and a wholly owned subsidiary of Philips Electronics North America Corporation, a Delaware corporation ("Parent"), that provides for the acquisition of all of the Common Stock, par value $0.01 per share (including the associated rights to purchase Series A Participating Cumulative Preferred Stock, the "Shares"), of the Company by Merger Sub at a price of $50.50 per Share net to the seller in cash, without interest. Under the terms of the proposed transaction, Merger Sub has commenced a tender offer (the "Offer") for all outstanding Shares at $50.50 per Share net to the seller in cash, without interest. The Offer is currently scheduled to expire at 12:00 Midnight, New York City time, on August 31, 1998, unless the Offer is extended.

    Following the successful completion of the Offer and upon approval by shareholder vote, if required, Merger Sub will be merged with and into the Company (subject to Parent's option to merge the Company into Merger Sub) (either such merger, the "Merger") and all Shares not purchased in the Offer will be converted into the right to receive, without interest, an amount in cash equal to $50.50 per Share or such greater amount which may be paid pursuant to the Offer.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY ADOPTED THE MERGER AGREEMENT, APPROVED THE OFFER AND THE MERGER, DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES AND RECOMMENDS THAT ALL HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 and the Company's Information Statement pursuant to Section 14(f), each filed by the Company with the Securities and Exchange Commission. The Board of Directors of the Company has received an opinion dated July 29, 1998 of BT Alex. Brown Incorporated, financial advisor to the Company, as to the fairness, from a financial point of view, of the $50.50 per Share cash consideration to the holders of Shares (other than Parent and its affiliates), a copy of which is attached to the Schedule 14D-9.

    Also accompanying this letter is a copy of the Offer to Purchase and related materials of Parent, including a Letter of Transmittal for use in tendering Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares.

    WE URGE YOU TO READ EACH OF THE ENCLOSED MATERIALS CAREFULLY.

    The management and directors of ATL Ultrasound, Inc. thank you for the support you have given the Company.

                                          Sincerely,

                                                     [LOGO]

                                          Dennis C. Fill
                                          Chairman and Chief Executive Officer